Summarized Minutes of the Meeting of the Fiscal Council DATE AND TIME: On December 18, 2025, at 11:30 a.m. CHAIR: Gilberto Frussa. QUORUM: The totality of the elected members, with the participation of the Councilors as permitted by item 4.6 of the Internal Charter of the Fiscal Council. RESOLUTION UNANIMOUSLY MADE: Following examination of the Administration with respect to the increase in capital stock, within the authorized stock capital, through the capitalization of reserves and share bonus, the Councilors resolved to draft the following opinion: “After examining the proposal with respect to the increase in capital stock in the amount of 12,846,837,880.00 (twelve billion, eight hundred forty-six million, eight hundred thirty- seven thousand, eight hundred eighty Brazilian reais), from R$ R$ 124,063,060,190.00 (one hundred twenty-four billion, sixty-three million, sixty thousand, one hundred ninety Brazilian reais) to R$ 136,909,898,070.00 (one hundred thirty-six billion, nine hundred nine million, eight hundred ninety-eight thousand, seventy Brazilian reais), through the capitalization of Revenue Reserves – Statutory Reserves and granting to the stockholders in the form of a bonus of 3 (three) new shares for every 100 (one hundred) shares of the same type held, the members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. agreed with the justification for the proposal, opining favorably that the proposal should be submitted for the approval of the Board of Directors.” CLOSING: Once the work was completed, these minutes were signed after being drafted, read and approved by all. São Paulo (SP), December 18, 2025. (undersigned) Gilberto Frussa – Chairman of the Fiscal Council; Eduardo Hiroyuki Miyaki; and Marcelo Maia Tavares de Araújo – Councilors. Gustavo Lopes Rodrigues Investor Relations Officer